UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                                 Amendment No. 1

                    Under the Securities Exchange Act of 1934


                                Three Forks, Inc.
                         ------------------------------
                                (Name of Issuer)

                         Common Stock, $0.001 par value
                         -------------------------------
                         (Title of Class of Securities)


                         -------------------------------
                                 (CUSIP Number)

                                W. Edward Nichols
                        8950 Scenic Pine Drive, Suite 100
                                Parker, CO 80134
                                 (303) 404-2160
              -----------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 27, 2014
              -----------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                                  SCHEDULE 13D
                                                      --------------------------
                                                               Page 2 of 5 Pages
                                                      --------------------------
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON:

         W. Edward Nichols

--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [   ]
                                                                       (b) [   ]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS   N/A

--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e)                                              [  ]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America
--------------------------------------------------------------------------------

            Number of      7        SOLE VOTING POWER
             Shares                 500,000
          Beneficially     -----------------------------------------------------
            owned by       8        SHARED VOTING POWER
              Each                  0
            Reporting      -----------------------------------------------------
             Person        9        SOLE DISPOSITIVE POWER
              with                  500,000
                           -----------------------------------------------------
                           10       SHARED DISPOSITIVE POWER
                                    0

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         500,000 shares of common stock

--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                            [  ]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         5.7% Common Stock
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON   IN
--------------------------------------------------------------------------------

                                                      --------------------------
                                                               Page 3 of 5 Pages
                                                      --------------------------

ITEM 1. SECURITY AND ISSUER.

         This amended statement on Schedule 13D/A relates to shares of common stock, $0.001 par value, of Three Forks, Inc., a Colorado corporation ("Three Forks"). The address of the principal executive offices of Three Forks is 555 Eldorado Blvd., Suite #100, Broomfield, CO 80021.

         This statement amends the Schedule 13D dated November 12, 2013 filed by Mr. Nichols. The purpose of this Amendment is to reflect that Mr. Nichol's beneficial ownership has been reduced from 17.38% to 5.7% as a result of the transaction described in Item 4 below.

ITEM 2. IDENTITY AND BACKGROUND.

         This amended statement on Schedule 13D/A is being filed on behalf of W. Edward Nichols, an individual. The address of Mr. Nichols is 8950 Scenic Pine Drive, Suite 100, Parker, CO 80134.

         Mr. Nichols was Chief Executive Officer of Three Forks, Inc. since October 22, 2013, Chairman of the Board since March 2012 and Secretary since inception. Mr. Nichols resigned all positions on December 15, 2014.

         Mr. Nichols is currently a practicing attorney with Nichols & Nichols in Denver, Colorado. He is authorized to practice in the states of Colorado and Kansas, the United States Federal Courts, and Supreme Court of the United
States. He is also Managing Director of Nichols & Company, a management consulting firm he founded on May 25, 2000 and through the firm has worked as a private investment banker and consultant with venture capital companies in the U.S. and Europe. Mr. Nichols grew up in the oil patch and has owned and operated gas processing plants in Kansas and Wyoming. He has also co-owned and operated oil drilling, production and gas gathering companies in Kansas. From 2010 to March 2012, Mr. Nichols was a director of Gulfstar Energy Corporation (fka Bedrock Energy Corporation), a publicly registered company.

         Mr. Nichols holds a BBA from Washburn University and in 1971 received a JD from Washburn University School of Law in Topeka, Kansas.

         Mr. Nichols has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         Mr. Nichols has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         Mr. Nichols is a citizen of the United States of America.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Mr. Nichols surrendered to the Company 1,500,000 shares of common stock issued to him for cancellation by the Company in connection with the Resignation and Settlement Agreement dated November 27, 2014. He also surrendered to the Company all Options issued to him for immediate cancellation.

                                                      --------------------------
                                                               Page 4 of 5 Pages
                                                      --------------------------

ITEM 4. PURPOSE OF TRANSACTION.

         On November 27, 2014, a Resignation and Settlement Agreement was entered into by and among Three Fork, Inc., W. Edward Nichols, Donald Walford, Charles Pollard, Paul Dragul, William Young, Tim R. Dender, Alex D. Withall, Texas Tea Associate Group, LLC, a Georgia limited liability company, Enterprise Opportunities Corporation, a Georgia corporation, CPC International Corporation, a Georgia corporation and Thomas A. Ness.

         In connection with the Settlement Agreement, Mr. Nichols surrendered to the Company 1,500,000 shares of common stock issued to him for cancellation by the Company. He also surrendered to the Company all Options issued to him for immediate cancellation. Mr. Nichols resigned his positions as Chief Executive Officer, Secretary and Director as of December 15, 2014.

         Mr. Nichols is sole holder of the 500,000 shares of the Company and as such has the ability to vote the shares.

         The Reporting Person has no plans which relate to, or could result in the matters referred to in paragraphs (a) through (j).

         The Reporting Person(s) may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

         The percentages of outstanding shares of Three Forks common stock reported below are based on the statement that as of December 12, 2014, there were 8,767,677 shares of Three Forks common stock outstanding.

         (a) Mr. Nichols beneficially owns or may be deemed to beneficially own shares of Three Forks common stock as follows:

                                    No. of Shares                % of Class
                                    -----------------            -------------
         Common Shares              500,000                      5.7%
                                    -----------------            -------------
                                    500,000                      5.7%

         (b) For information regarding the number of shares of Three Forks common stock as to which Mr. Nichols holds or shares or may be deemed to hold, reference is made to items (7) - (12) of the cover page for this statement on
Schedule 13D.

         (c) Other than as set forth herein, there have been no transactions in shares of Three Forks common stock effected by Mr. Nichols during the past 60 days.

                                                      --------------------------
                                                               Page 5 of 5 Pages
                                                      --------------------------

         (d) No person other than Mr. Nichols has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Three Forks common stock reported as being beneficially owned (or which may be deemed to be beneficially owned) by Mr. Nichols.

         (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Mr. Nichols has no contracts, arrangements, understandings or relationships (legal or otherwise) with other persons with respect to the securities of Three Forks, other than as described in this statement on Schedule 13D.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         None.


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                            Dated:  January 27, 2015



                                            /s/ W. Edward Nichols
                                            --------------------------------
                                            W. Edward Nichols